Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

Paul Davis Fancher paul.fancher@troutman.com

March 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  William Schroeder

Re:	Atlanticus Holdings Corporation Form 10-Q for the Quarterly Period ended September 30, 2020 Filed on November 13, 2020 File No. 000-53717

Dear Mr. Schroeder:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated March 10, 2021 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-Q for the quarterly period ended September 30, 2020.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for the Quarterly Period ended September 30, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Definitions of Financial Operating and Statistical Measures, page 39

1.         We note from your response to comment 1 and your disclosure on page 30 that you elected the fair value option to account for certain loans receivable associated with your point-of-sale and direct-to-consumer platform that are acquired on or after January 1, 2020. We also note you make material adjustments to eliminate the impact of fair value option accounting in your calculation of total yield and managed receivables which are used in your calculation of the total yield ratio, combined gross charge-off ratio, percent of loans 30 or more days past due, percent of loans 60 or more days past due, and percent of loans 90 or more days past due. Therefore, we consider these to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP or Commission Rules. Please revise future filings to comply with all of the requirements of Item 10(e) of Regulation S-K, including clearly labeling the total yield, managed receivables, total yield ratio, combined gross charge-off ratio, percent of loans 30 or more days past due, percent of loans 60 or more days past due, and percent of loans 90 or more days past due as a non-GAAP measures, reconciling each of the components of these non-GAAP measures to the most directly comparable GAAP measure, and disclosing how you use these non-GAAP measures internally, and why such information is useful. Please provide us with your proposed revised disclosures in your response based on the most recent period presented.

Company Response:

The Company’s proposed revised disclosures are set forth on Annex A attached hereto.

2.         We note your disclosure of the percent of loans 30 or more days past due, percent of loans 60 or more days past due, and percent of loans 90 or more days past due. In light of the fact that these percentages are based on loans accounted for at amortized cost, as well as loans for which you have elected the fair value option, please revise future filings to show the components of this ratio, separately breaking out the numerator of each ratio between loans at amortized cost, and loans for which the fair value option was elected.

Company Response:

The Company’s proposed revised disclosures are set forth on Annex A attached hereto.

United States Securities and Exchange Commission March 16, 2021 Page 2

3.         Please revise future filings to change the name of the “combined gross charge-off ratio” to combined net charge-off ratio to more accurately describe its content.

Company Response:

The Company’s proposed revised disclosures are set forth on Annex A attached hereto.

4.         Please revise future filings to indicate that the total yield ratio and combined net charge-off ratio are presented on an annualized basis, as applicable.

Company Response:

The Company’s proposed revised disclosures are set forth on Annex A attached hereto.

* * * * *

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation)
Mitchell C. Saunders (Atlanticus Holdings Corporation)

Annex A

Non-GAAP Financial Measures

In addition to financial measures presented in accordance with GAAP, we present managed receivables, total managed yield, total managed yield ratio, combined net charge-off ratio, percent of managed receivables 30 or more days past due, percent of managed receivables 60 or more days past due and percent of managed receivables 90 or more days past due, all of which are non-GAAP financial measures.  These non-GAAP financial measures aid in the evaluation of the performance of our credit portfolios, including our risk management, servicing and collection activities and our valuation of purchased receivables.  The credit performance of our managed receivables provides information concerning the quality of loan originations and the related credit risks inherent with the portfolios.  Management relies heavily upon financial data and results prepared on the “managed basis” in order to manage our business, make planning decisions, evaluate our performance and allocate resources.

These non-GAAP financial measures are presented for supplemental informational purposes only. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, GAAP financial measures. These non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies. A reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is provided below for each of the fiscal periods indicated.

These non-GAAP financial measures include only the performance of those receivables underlying consolidated subsidiaries (for receivables carried at amortized cost basis and fair value) and exclude the performance of receivables held by our equity method investee. As the receivables underlying our equity method investee reflect a small and diminishing portion of our overall receivables base, we do not believe their inclusion or exclusion in the overall results is material. Additionally, we calculate average managed receivables based on the quarter-end balances.

The comparison of non-GAAP managed receivables to our GAAP financial statements requires an understanding that managed receivables reflect the face value of loans, interest and fees receivable without any consideration for potential loan losses or other adjustments to reflect fair value.

Below are (i) the reconciliation of Loans, interest and fees receivable, at fair value to Loans, interest and fees receivable, gross, underlying Loans, interest and fees receivable, at fair value and (ii) the calculation of managed receivables:

At or for the Three Months Ended
2020
(in thousands)	Sept. 30 (1)
Loans, interest and fees receivable, at fair value	$310,784
Fair value mark against receivable (2)	71,796
Loans, interest and fees receivable, gross underlying Loans, interest and fees receivable at fair value	$382,580

(1) As discussed in more detail above in "—Overview," we elected the fair value option to account for certain loans receivable associated with our point-of-sale and direct-to-consumer platform that are acquired on or after January 1, 2020.

(2) The fair value mark against receivables reflects the difference between the face value of a receivable and the net present value of the expected cash flows associated with that receivable. See Note 6, “Fair Value of Assets and Liabilities” to our consolidated financial statements included herein for further discussion on assumptions underlying this calculation.

At or for the Three Months Ended
2020
(in millions)	Sept. 30
Loans, interest and fees receivable, gross	$604.8
Loans, interest and fees receivable, gross from fair value reconciliation above	382.6
Total managed receivables	$987.4

As discussed above, our managed receivables data differ in certain aspects from our GAAP data in certain areas.  First, managed receivables data are based on billings and actual charge offs as they occur without regard to any changes in our allowance for uncollectible loans, interest and fees receivable.  Second, for managed receivables data, we amortize certain fees (such as annual and merchant fees) associated with our Fair Value Receivables over the expected life of the corresponding receivable and recognize certain costs, such as claims made under credit deferral programs, when paid.  Under fair value accounting, these fees are recognized when billed or upon receivable acquisition.  Third, managed receivables data excludes the impacts of equity in income of equity method investees.  A reconciliation of our operating revenues to comparable amounts used in our calculation of Total managed yield ratios are as follows (in millions):

At or for the Three Months Ended
2020
Sept. 30
Consumer loans, including past due fees	$95.6
Fees and related income on earning assets	35.5
Other revenue	4.5
Adjustments due to acceleration of merchant fee discount amortization under fair value accounting	(19.2)
Adjustments due to acceleration of annual fees recognition under fair value accounting	(7.8)
Removal of expense accruals under GAAP	(0.7)
Total managed yield	$107.9

The calculation of Combined net charge offs used in our Combined net charge-off ratio is as follows (in millions):

At or for the Three Months Ended
2020
Sept. 30
Net losses on impairment of loans, interest and fees receivable recorded at fair value	$3.3
Gross charge offs on non fair value accounts	54.3
Recoveries on non fair value accounts Credit Card	(5.4)
Combined net charge-offs	$52.2

Our delinquency and charge-off data at any point in time reflect the credit performance of our managed receivables. The average age of the accounts underlying our receivables, the timing of portfolio purchases, the success of our collection and recovery efforts and general economic conditions all affect our delinquency and charge-off rates. The average age of the accounts underlying our receivables portfolio also affects the stability of our delinquency and loss rates. We consider this delinquency and charge-off data in our allowance for uncollectible loans, interest and fees receivable for our other credit product receivables that we report at net realizable value. Our strategy for managing delinquency and receivables losses consists of account management throughout the life of the receivable. This strategy includes credit line management and pricing based on the risks. See also our discussion of collection strategies under the “How Do We Collect?” in Item 1, “Business”.

The following table presents the delinquency trends of the receivables we manage within our Credit and Other Investments segment, as well as charge-off data and other non-GAAP managed receivables statistics (in thousands; percentages of total):

	At or for the Three Months Ended - 2020
	Sept. 30
	Fair Value Receivables	Amortized Cost Receivables	Total	% of Period-end managed receivables
Period-end managed receivables	$382,580	$604,805	$987,385
30 or more days past due	$20,238	$55,393	$75,631	7.7%
60 or more days past due	$12,844	$42,096	$54,940	5.6%
90 or more days past due	$8,355	$30,718	$39,073	4.0%
Averaged managed receivables			$943,791
Total managed yield ratio, annualized (1)			45.7%
Combined net charge-off ratio, annualized (2)			22.1%

(1) The total managed yield ratio, annualized is calculated using the annualized Total managed yield as the numerator and Period-end average managed receivables as the denominator.

(2) The Combined net charge-off ratio, annualized is calculated using the annualized Combined net chargeoffs as the numerator and Period-end average managed receivables as the denominator.

The following table presents additional trends and data with respect to our point-of-sale (“Retail”) and direct-to-consumer (“Direct”) receivables (dollars in thousands). Results of our legacy credit card receivables portfolios are excluded:

	Retail - At or for the Three Months Ended - 2020
	Sept. 30
	Fair Value Receivables	Amortized Cost Receivables	Total	% of Period-end managed receivables
Period-end managed receivables	$260,338	$233,605	$493,943
30 or more days past due	$12,339	$18,282	$30,621	6.2%
60 or more days past due	$7,299	$13,312	$20,611	4.2%
90 or more days past due	$4,517	$9,478	$13,995	2.8%
Average APR			19.0%
Receivables purchased during period			$170,232

	Direct - At or for the Three Months Ended - 2020
	Sept. 30
	Fair Value Receivables	Amortized Cost Receivables	Total	% of Period-end managed receivables
Period-end managed receivables	$117,379	$371,199	$488,578
30 or more days past due	$7,730	$37,111	$44,841	9.2%
60 or more days past due	$5,429	$28,785	$34,214	7.0%
90 or more days past due	$3,756	$21,241	$24,997	5.1%
Average APR			26.1%
Receivables purchased during period			$174,768